SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding estimated increase in profit for 2021 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 27, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Estimated Increase in Profit for 2021

This announcement is made pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•
Under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company for 2021 is estimated to increase by an amount between RMB34 billion and RMB40 billion, representing an increase between approximately 103% and 122%, as compared with the corresponding period of the previous year.

•
Under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses for 2021 is estimated to increase by an amount between RMB66 billion and RMB75 billion.

1.	The estimated results for the period

(1)	The period of estimated results

From 1 January 2021 to 31 December 2021

(2)	The estimated results

According to the preliminary calculation by the finance department, under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for 2021 is estimated to increase by an amount between RMB34 billion and RMB40 billion, representing an increase between approximately 103% and 122%, as compared with the corresponding period of the previous year. The net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses for 2021 is estimated to increase by an amount between RMB66 billion and RMB75 billion, as compared with the corresponding period of the previous year.

As certain transactions conducted by the Company were classified as business combination under common control, retrospective adjustments were made to relevant financial data. After such adjustments, under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company for 2021 is estimated to increase by an amount between RMB33.5 billion and RMB39.5 billion, representing an increase between approximately 101% and 119%, as compared with the corresponding period of the previous year. The net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses for 2021 is estimated to increase by an amount between RMB66 billion and RMB75 billion, as compared with the corresponding period of the previous year.

(3)	The above estimated results are not audited by the auditors.

2.	Results disclosed for the corresponding periods of the previous year

(1)	The net profit attributable to equity shareholders of the Company: RMB32.924 billion.

The net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses: RMB-1.565 billion.

(2)	Basic earnings per share: RMB0.272.

3.	Major reasons for the estimated increase in profit for the period

In 2021, international crude oil prices rose substantially year over year, the domestic economy recovered steadily, and the demand for petroleum and petrochemical products recovered. The Company seized the favorable market opportunities, continued to conduct in-depth optimization of the whole value chain with a market-oriented approach, vigorously pursued market development and sales expansion, strengthened the cost control, and significantly improved the gross profit of principal businesses. As a result, the Company achieved the highest net profit attributable to the equity shareholders in the past ten years.

4.	Risk alert

There are no major uncertainties which will affect the accuracy of this estimated result of the Company.

5.	Other information

The above estimated data are only based on preliminary calculation. Final financial information in the audited annual report of 2021 to be formally published by the Company shall prevail. Investors of the Company are advised to exercise caution when dealing in securities of the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
27 January 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 27, 2022